Exhibit 99.1

Aurora Cannabis Receives EU GMP Certification for its Aurora River Facility

  Achievement increases total production capacity available to serve international medical markets by 230%
  Brings Aurora's total number of EU GMP certified Canadian production facilities to 3
  Pharmacies in Germany have been instructed to resume sales of Aurora's suite of medical cannabis following temporary pause

NYSE | TSX : ACB

EDMONTON, Feb. 3, 2020 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today its Aurora River production facility, located in Bradford, Ontario, has received European Union Good Manufacturing Practice ("EU GMP") certification. EU GMP certification is granted to companies whose production facilities demonstrate a high degree of quality and consistency in their manufacturing procedures and is a requirement for the export of medical cannabis products into most European markets.

In addition, Aurora is pleased to announce it has received all necessary approvals from local regulators in Germany for sales of its medical cannabis products, following a temporary sales suspension on certain products in December 2019. Aurora will fulfill existing sales orders from inventory currently held in Germany, ensuring local patients will have immediate access to medicine from their preferred pharmacy.

"Aurora is leading the development of medical markets across Europe and around the world," said Terry Booth, CEO of Aurora. "The EU GMP certification of our River facility further validates our strategy focused on purpose-built facilities, designed and constructed exclusively for the production of high-quality, pharmaceutical grade cannabis. I congratulate our team on successfully working with regulators and licensing bodies to ensure Aurora's facilities and products are in accordance with local and international standards that will allow for greater access to the highest quality medical cannabis products to patients who need them."

Designed for large scale, high quality production, Aurora River has a cultivation capacity of 28,000 kg per year across its 17 fully-planted, independently climate-controlled grow rooms. The EU GMP certification of Aurora River enables the Company to allocate both a greater quantity of dried and extracted product to international markets as well as introduce new products grown and produced in the facility. To date, Aurora has received EU GMP certification for 3 of its 10 Canadian production facilities. Aurora River joins Aurora Mountain, located in Mountain View County, Alberta with a production capacity of 4,800 kg a year, and Aurora Ridge located in Markham, Ontario with a production capacity of 7,000 kg a year, in achieving this important certification.

About Aurora

Headquartered in Edmonton, Alberta, Canada with sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, Aurora Ridge, Aurora River, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 03-FEB-20